Via Facsimile and U.S. Mail
Mail Stop 6010

November 19, 2008

Mr. Qiong Hua Gao
Chief Financial Officer (Principal Financial Officer)
China Shenghuo Pharmaceutical Holdings Inc.
No. 2, Jing You Road
Kunming National Economy &
Technology Developing District
People's Republic of China 650217

>   **Re: China Shenghuo Pharmaceutical Holdings Inc.**
>   **Amended Item 4.02 Form 8-K**
>   **Filed November 14, 2008**
>   **File No. 001-33537**

Dear Mr. Gao:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 (b) Form 8-K filed November 14, 2008

1. Please note that the amended 8-K should include all of the disclosure of the original 8-K. Therefore, please file an amended 8-K which includes the original disclosures as well as the new disclosures. More specifically, please revise to include the following:

a. The date on which you were advised by Hansen, Barnett & Maxwell, P.C., that no further reliance should be placed on the (1) previously filed financial statements and related audit report dated March 28, 2008 contained in the Company's Form 10-KSB for the fiscal year ended December 31, 2007, as amended and (2) previously filed financial statements for the interim period contained in the Company's Form 10-Q for the fiscal quarter ended March 31, 2008. Refer to Item 4.02(b)(1) of the Form 8-K;

b. The reconsideration given to the adequacy of your previous assertions and disclosures regarding disclosure controls and procedures, specific to all of the applicable periods affected by your decision to restate, particularly in light of the restatement issue that you have described in this 8-K. Refer to Item 307 of Regulation S-K; and

c. The reconsideration given to the adequacy of your previous assertions and disclosures regarding internal controls over financial reporting, for the year ended December 31, 2007, particularly in light of the restatement issue that you have described in this 8-K.

2. Upon amending your filing, please include, as an Exhibit, an updated letter from your accountants, Hansen, Barnett & Maxwell, P.C. Please ensure that your former accountants date their letter. Refer to General Instructions to Form 8-K, Item 4.02(c.)

* * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant